20007986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2019** (MM/DD/YY) AND ENDING **December 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acervus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue, Suite 1430
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT*

Jeffrey Harpel — 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touch LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

Oath of Affirmation

I, *Alastair Cairns, President* swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Acervus Securities, Inc. as of December 31, 2019* are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM NELSON
Notary Public, State of New York
Reg. No. 01NE6268768
Qualified in New York County
My Commission Expires Sept. 17, 2020

Notary Public

Signature

President
Title

☑	(a) Facing Page
☑	(b) Statement of Financial Condition
☐	(c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐	(d) Statement of Changes in Financial Condition.
☐	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g) Computation of Net Capital.
☐	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l) An Oath or Affirmation.
☐	(m) A copy of the SIPC Supplemental Report
☐	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acervus Securities, Inc.

Contents

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Acervus Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acervus Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2019.

Acervus Securities, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash and cash equivalents	$	714,211
Prepaid expenses and other assets		10,392
Capitalized software costs, net		73,937
Total assets	$	798,540
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	74,012
Due to parent		321,528
Total liabilities		395,540
Stockholder's equity		403,000
Total liabilities and stockholder's equity	$	798,540

See notes to Statement of Financial Conditions

Note 1: GENERAL, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

General

Company Description

Acervus Securities, Inc. (the Company) was incorporated in Delaware on August 14, 2018 and is a wholly owned subsidiary of Addepar, Inc. (the Parent). The Company's business activities include referrals of investors to private placements, secondary trading of private securities and private funds, referring business/receive referrals from financial institutions, and providing investment analysis and customer due diligence services. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(2)(ii). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Industry Protection Corporation (SIPC).

The Company does not maintain client accounts, nor does it hold customer funds or assets. It does not trade, position, make markets in, underwrite, or distribute any security or investment beyond the activities described above. The Company does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(i).

Summary of Significant Accounting Policies

The Company follows Accounting Principles Generally Accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalized software costs: The Company capitalized certain external software development costs related to the development of its platform. Such costs are capitalized when development work leads to improvements in the platform that would extend the life or significantly improve the marketability of the platform. Such capitalized costs are included in capitalized software costs, net and are amortized on a straight-line basis over the external subscription term of 12 months. During 2019 $139,292 of externally developed software costs were capitalized.

The Company reviews capitalized software for impairment at least annually or sooner, whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired and not be recoverable. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with Accounting Standards Codification (ASC) 360 Property, Plant and Equipment, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company believes that the carrying values of capitalized software as of December 31, 2019 are recoverable.

Income taxes: FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2019, management has determined that there are no material uncertain income tax positions.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. The standard is effective for annual periods beginning after December 15, 2017, for public entities. The Company adopted the Topic 606 from inception.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a liability associated with obligations to make payments under the terms of the arrangement in addition to a right-of-use asset representing the lessee's right to use, or control the use of the given asset assumed under the lease. The standard is effective for the Company beginning after December 15, 2018. Impact of adoption was not material to the Company financial statements.

Note 2: FAIR VALUE INSTRUMENTS

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted market prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, accounts payable, and accrued expenses approximate their fair values because of the relatively short periods until they mature or are required to be settled.

Note 3: CAPITALIZED SOFTWARE COSTS

Capitalized software costs consist of externally developed software $139,292, less accumulated amortization of $65,355. Amortization expense during 2019 was $65,355.

Note 4: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing arrangement with Addepar, Inc., its Parent. Under the agreement the Parent will provide certain administrative and support services to the Company. These include compensation, occupancy, technology, telecommunication and other operating expenses. The Company reimburses the Parent for these expenses. Personnel costs related to software engineers and product managers assigned to the Company are based on the prorated time they work on the Company platform.
The amount payable to the Parent was $321,528 as of December 31, 2019.

The parent allocated the following pro-rata amounts to the Company during the year ended December 31, 2019:

Compensation and benefits	$	1,249,295
Professional fees		271,901
Software expense		73,187
Occupancy and equipment expense		7,920
Other operating expense		103,082
Total	$	1,705,385

In May 2019, the Company entered into a software development and a subscription agreement with company affiliated with the Chairman of the Board of Directors of the Parent. The annual subscription fee under the agreement was $30,000 and software development costs were $139,292. As of December 31, 2019 no balance were outstanding under the agreement.

Note 5: COMMITMENTS, CONTINGENCIES AND IDEMNIFICATIONS

Legal Matters

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At December 31, 2019, there were no such matters outstanding.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's

maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and Financial Industry Regulatory Authority ("FINRA") member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. Management is not aware of any such claims or disciplinary actions as of December 31, 2019.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, 8 to 1 for the first 12 months after commencing business as a broker dealer. At December 31, 2019, the Company had net capital of $318,671 which was $269,229 in excess of its required net capital of $49,443; and the Company's ratio of aggregate indebtedness to net capital was 1.2 to 1 ratio.

Note 7: INCOME TAX

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred since inception through the year ended December 31, 2019. As a result of this negative evidence management has determined that a full valuation allowance on its federal and state deferred tax assets is appropriate. As a result of this valuation allowance the Company recorded no income tax expense or benefit for the year ended December 31, 2019.

The components of the net deferred tax assets are approximately as follows as of December 31, 2019:

Net operating loss	$	603,175
Accrued Liabilities		13,251
Net deferred taxes		616,426
Less: valuation allowance		(616,426)
Total net deferred tax assets	$	-

The valuation allowance increased by $616,426 during 2019.

As of December 31, 2019, the Company had net operating losses carryforwards for federal purposes of approximately $1,859,208, and net operating losses carryforwards for state tax purposes of approximately $3,508,699. The federal net operating losses carryforward indefinitely while the state carryforwards will expire beginning in the years 2039, unless previously utilized.

Management has determined that no unrecognized tax benefit is required as of December 31, 2019. We are subject to taxation in the United States and various states jurisdictions. As of December 31, 2019, tax years for since inception are subject to examination by the tax authorities.

Note 8: SUBSEQUENT EVENTS

Management has reviewed events occurring through February 28, 2020, the date the financial statements were available to be issued. During two months period ending February 29, 2020, the Parent made a capital contribution to the Company in the amount of $2,800,000. The Company has determined that there were no other subsequent events that require disclosure in the financial statements.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Acervus Securities, Inc.:

We have reviewed management's statements, included in the accompanying Acervus Securities, Inc. Exemption Report, in which (1) Acervus Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 28, 2020

Acervus Securities, Inc

Acervus Securities, Inc

Exemption Report

Acervus Securities, Inc (the "Company") (SEC file number 8-70206) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Acervus Securities, Inc.

I, Alastair Cairns, President, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

President

February 28, 2020

Acervus Securities, Inc.

Statement of Financial Condition as of December 31, 2019 And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

DEMPSEY LORD SMITH, LLC
MEMBER FINRA/SIPC

901 N. Broad Street, Suite 400
Rome Ga 30161

Jerry E. Dempsey, Jr
Financial Advisor
CEO

Phone: 706-238-9575
Fax: 706-238-9578
Cell: 706-506-0470
email: jerry.dempsey@dempseyi.com